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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ________________

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      UNDER
                       SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                ________________

                              EVOLVE SOFTWARE, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                      N/A*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               KENNETH J. BOZZINI
                             CHIEF FINANCIAL OFFICER
                              EVOLVE SOFTWARE, INC.
                           1400 65TH STREET, SUITE 100
                              EMERYVILLE, CA 94608
                                 (510) 428-6000
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                   COPIES TO:

                             LARRY W. SONSINI, ESQ.
                               RAMSEY HANNA, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI,
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE
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              TRANSACTION VALUATION+                        AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
$     333,304 . . . . . . . . . . . . . . . . . . . . . .   $              66.66
================================================================================

+ Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,822,690 shares of common stock of Evolve Software, Inc. having an aggregate value of $333,304 as of December 4, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ]  Check  the  box  if  any  part  of the fee  is  offset as  provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                    AMOUNT PREVIOUSLY PAID: NOT APPLICABLE.
                   FORM OR REGISTRATION NO.: NOT APPLICABLE.
                         FILING PARTY: NOT APPLICABLE.
                          DATE FILED: NOT APPLICABLE.
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third  party  tender  offer  subject  to  Rule  14d-1.
[X]  issuer  tender  offer  subject  to  Rule  13e-4.
[ ]  going-private  transaction  subject  to  Rule  13e-3.
[ ]  amendment  to  Schedule  13D  under  Rule  13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

  * There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 30049P104.
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
ITEM  1.  SUMMARY  TERM  SHEET.

     The information set forth under "Offer Summary" in the Offer to Exchange all Outstanding Options for New Options dated December 5, 2001 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM  2.  SUBJECT  COMPANY  INFORMATION.

     (a) The name of the issuer is Evolve Software Inc., a Delaware corporation ("Evolve" or the "Company"). The address of its principal executive offices is 1400 65th Street, Suite 100, Emeryville, California 94608. The telephone number at that address is (510) 428-6000.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options outstanding under the Company's 1995 Stock Option Plan and the Company's 2000 Stock Plan (collectively, the "Plans") to purchase approximately 1,822,690 shares of the Company's Common Stock, par value $0.001 per share ("Option Shares"), for new options that will be granted under the Evolve Software, Inc. 2000 Stock Plan (the "New Options"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. Persons who are not employees of Evolve or one of its subsidiaries or who do not live and work in the United States are not eligible to accept the Offer. Persons who are Section 16 officers of Evolve are also not be eligible to accept the Offer. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference.


     (c) The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

ITEM  3.  IDENTITY  AND  BACKGROUND  OF  FILING  PERSON.

     (a)     The  filing  person  is the issuer. The information set forth under
Item  2(a)  above  is  incorporated  herein  by  reference.

ITEM  4.  TERMS  OF  THE  TRANSACTION.

     (a) The information set forth in the Offer to Exchange under "Offer Summary," Section 2 ("Number of options; expiration date"), Section 4 ("Procedures for tendering options"), Section 5 ("Withdrawal rights and change of election"), Section 6 ("Acceptance of options for exchange and issuance of new options"), Section 7 ("Conditions of the offer"), Section 9 ("Source and amount of consideration; terms of new options"), Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer"), Section 13 ("Legal matters; regulatory approvals"), Section 14 ("Material U.S. federal income tax consequences"), and Section 15 ("Extension of offer; termination; amendment") are incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM  5.  PAST  CONTACTS,  TRANSACTIONS,  NEGOTIATIONS  AND  ARRANGEMENTS.

     (e)  (i)     Evolve  currently  has  reserved  4,117,971  shares subject to options granted pursuant to the Company's 2000 Stock Plan and 1995 Stock Option Plan, in the aggregate.

          (ii) Evolve completed a sale of Series A Preferred Stock (the "Series A Preferred Financing") on October 9, 2001. As a result of the Series A Preferred Financing the Company currently has outstanding the following securities and rights held by the investors participating therein:

- an aggregate of 1.3 million shares of the Company's Series A Preferred Stock at a price of $10 per share

- warrants to purchase up to an aggregate of 1.3 million additional shares of Series A Preferred Stock at a price of $10 per share (the "Preferred Stock Warrants")

- warrants to purchase up to 6.5 million shares of Common Stock at a price of $1.00 per share (the "Common Stock Warrants")

- the right to receive additional Common Stock Warrants to purchase a number of shares of Common Stock equal to 25% of the number of shares of Common Stock into which the shares of Series A Preferred Stock issued upon exercise of the Preferred Stock Warrants are convertible, at the time such Preferred Stock Warrants are exercised.

     Conversion Rights / Anti-Dilution Adjustment. Each share of Series A Preferred Stock is convertible into Common Stock at an initial conversion price of $0.50, or at an initial conversion rate of 20 shares of Common Stock for each share of Series A Preferred Stock. The conversion rate accretes at a rate of 8.00% per annum. The conversion rate is also subject to certain adjustments as set forth in the Certificate of Designation of Series A Preferred Stock of the Company (attached hereto as Exhibit (d)(1)), in the event of dilutive stock issuances by the Company and in the event the Company incurs litigation or tax-related expenses in excess of certain limitations. The Series A Preferred Stock may be converted at any time at the election of each holder. The Company may cause all of the shares of Series A Preferred Stock to be automatically converted into Common Stock at any time after the fifth anniversary of the date of initial issuance of these shares, provided that the Common Stock has been trading at a value of at least $5.00 for a specified period.

     Liquidation Preference. In the event of a transaction involving a dissolution of the Company, the holders of Series A Preferred Stock will be entitled to payment of a liquidation preference equal to the initial purchase price of their shares of Series A Preferred Stock, plus an 8.00% annual rate of return, prior to any payment to holders of Common Stock and other junior securities. In the event of certain transactions involving a change of control of the Company, a liquidation preference equal to the initial purchase price of the Series A Preferred shares held plus an 8.00% rate of return computed over a five-year period is payable to the holders of Series A Preferred Stock, irrespective of when such a transaction occurs.

     Voting Rights. Holders of Series A Preferred Stock are generally entitled to one vote for each share of Common Stock into which their Series A Preferred Stock is convertible, subject to certain protective provisions.

     Board Representation. The holders of the Series A Preferred Stock, voting as a separate class, are entitled to elect three members to the Company's Board of Directors, subject to reduction upon certain events.

     Preferred Stock Warrants. The Preferred Stock Warrants are exercisable to purchase up to an aggregate of 1.3 million shares of Series A Preferred stock at a Common Stock-equivalent price of $.50 per share, payable in cash. Fifty percent of the Preferred Stock Warrants expire if not exercised within 30 days after the Company's appointment of a new permanent Chief Executive Officer. If these first warrants are exercised in full, then the balance of the Preferred Stock Warrants may be exercised for up to one year after issuance. Forms of such warrants are attached hereto as Exhibit (d)(2).

     Common Stock Warrants. The Common Stock Warrants issued to the investors are exercisable for up to 6.5 million shares of Common Stock, and the Company will issue warrants to purchase up to an additional 6.5 million shares of Common Stock if the Preferred Stock Warrants are exercised in full. The Common Stock Warrants have an exercise price of $1.00 per share, which is subject to adjustment if the Company issues securities at less than fair market value and under certain other circumstances. The Common Stock Warrants may be exercised for cash, or on a cashless basis by converting the Common Stock Warrants into a number of shares with a value equal to the spread between the market value of the shares subject to the Common Stock Warrants and the exercise price. In addition, in the event of certain transactions involving a change of control of the Company, holders of Common Stock Warrants will have the right to deliver these Warrants to the Company in exchange for payments equal to the market value of such warrants at the time of the change of control transaction, payable in cash or, subject to certain conditions, shares of Common Stock of the Company. The Common Stock Warrants have a term of seven years. A form of such warrants is attached hereto as Exhibit (d)(3).

     Preemptive Rights. The Company has granted to the holders of the Series A Preferred Stock rights to maintain their percentage ownership in the Company by purchasing additional shares in connection with future equity issuances by the Company.

     Registration Rights. The Company has agreed to prepare and file with the Securities and Exchange Commission, upon request of the holders of Series A Preferred Stock after June 1, 2002, registration statements to enable the resale of the shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock and the Warrants.

ITEM  6.  PURPOSES  OF  THE  TRANSACTION  AND  PLANS  OR  PROPOSALS.

     (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

ITEM  7.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 16 ("Fees and expenses") is incorporated herein by reference.

     (b)     Not  applicable.

     (d)     Not  applicable.

ITEM  8.  INTEREST  IN  SECURITIES  OF  THE  SUBJECT  COMPANY.

     (a)     Not  applicable.

     (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM  9.  PERSON/ASSETS,  RETAINED,  EMPLOYED,  COMPENSATED  OR  USED.

     (a)     Not  applicable.

ITEM  10.  FINANCIAL  STATEMENTS.

     (a) The information set forth on pages F-1 through F-26 of Evolve's Annual Report on Form 10-K for its fiscal year ended June 30, 2001, which contains Evolve's financial statements for such fiscal year, is incorporated herein by reference. The information set forth on pages 2 through 11 of Evolve's Quarterly Report on Form 10-Q for its first fiscal quarter ended September 30, 2001, which contains Evolve's financial statements for such fiscal quarter, is incorporated herein by reference.

     (b)     Not  applicable.

ITEM  11.  ADDITIONAL  INFORMATION.

     (a) The information set forth in the Offer to Exchange under Section 13 ("Legal matters; regulatory approvals") is incorporated herein by reference.

     (b)     Not  applicable.

ITEM  12.  EXHIBITS.

     (a)    (1)    (i)    Offer  to Exchange Certain Outstanding Options for New
                   Options,  dated  December  5,  2001.

                   (ii)   Election  Form.

                   (iii) Letter from Chairman to Employees, dated December 5, 2001.

                   (iv)   Form  of  Notice  to  Withdraw  from  the  Offer.

                   (v)    Form  of  Promise  to  Grant  Stock  Option(s).

            (5)    (i)    Evolve  Software, Inc. Amended and Restated 2000 Stock
                   Plan.

                   (ii) Form of agreement under Evolve Software, Inc. Amended and Restated 2000 Stock Plan.

                   (iii)  Evolve Software, Inc. 2000 Stock Plan Prospectus.

     (b)    Not  applicable.

     (d) (1) Certificate of Designation of Evolve Software, Inc. Series A Preferred Stock, filed as Exhibit 10.4 to the Company's Current Report on Form 8-K/A filed on October 3, 2001, and incorporated herein by reference.

            (2) Form of Form A Subscription Warrant and Form of Form B Subscription Warrant, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K/A filed on October 3, 2001, and incorporated herein by reference.

            (3)    Form  of Warrant to Purchase Shares of Common Stock, filed as
            Exhibit 10.3 to the Company's Current Report on Form 8-K/A filed on October 3, 2001, and incorporated herein by reference.

     (g)    Not  applicable.

     (h)    Not  applicable.

ITEM  13.  INFORMATION  REQUIRED  BY  SCHEDULE  13E-3.

     (a)    Not  applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                 EVOLVE  SOFTWARE,  INC.


                                 By: /s/  Kenneth  J.  Bozzini
                                     -------------------------------------------
                                     Kenneth  J.  Bozzini
                                     Chief Financial Officer and Vice President,
                                     Finance

Date:  December 5, 2001

                                                 INDEX TO EXHIBITS


  EXHIBIT
  NUMBER     DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------------

  (a)(1)(i)  Offer to Exchange Certain Outstanding Options for New Options, dated December 5, 2001.
 (a)(1)(ii)  Election Form.
(a)(1)(iii)  Letter from Chairman to Employees, dated December 5, 2001.
 (a)(1)(iv)  Form of Notice to Withdraw from the Offer.
  (a)(1)(v)  Form of Promise to Grant Stock Option(s).
  (a)(5)(i)  Evolve Software, Inc. Amended and Restated 2000 Stock Plan.
 (a)(5)(ii)  Form of agreement under Evolve Software, Inc. Amended and Restated 2000 Stock Plan.
(a)(5)(iii)  Evolve Software, Inc. 2000 Stock Plan Prospectus.
   (d)(1)    Certificate of Designation of Evolve Software, Inc. Series A Preferred Stock, filed as Exhibit 10.4 to the Company's Current Report on Form 8-K/A filed on October 3, 2001, and incorporated herein by reference.
   (d)(2)    Form of Form A Subscription Warrant and Form of Form B Subscription Warrant, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K/A filed on October 3, 2001, and incorporated herein by reference.
   (d)(3)    Form of Warrant to Purchase Shares of Common Stock, filed as Exhibit 10.3 to the Company's Current
             Report on Form 8-K/A filed on October 3, 2001, and incorporated herein by reference.